MANAGEMENT INFORMATION CIRCULAR

(Containing Information as at September 24, 2018 and in Canadian dollars, unless indicated otherwise)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by the management of Metalla Royalty & Streaming Ltd. (the “Corporation”) of proxies (“Proxies”) from registered shareholders and voting instruction forms (“VIFs”) from the beneficial shareholders (collectively, “Shareholders”) of common shares of the Corporation (“Common Shares”) in respect of the annual general meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

The Corporation has given notice of the Meeting in accordance with the “Notice and Access” procedures of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators (“NI 54-101”). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website pursuant to the “Notice and Access” procedures of NI 54-101. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under “Additional Information” at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries (“Intermediaries”) to forward the Notice of Meeting and a VIF to each of the unregistered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation  (“NOBOs”). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the  Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation’s management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered  Shareholders (“Proxyholders”) will be recognized, make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a “Beneficial Shareholder”) by a broker, those Common Shares, in all likelihood, will not be registered in the  Shareholder’s name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting.

The persons named (the “Management Designees”) in the Proxy or VIF have been selected by the board of directors of the Corporation (the “Board”) and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the  Shareholder, if a poll is held, by marking an “X” in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a “For” or “Against” vote, and in favour of the matter for any matter requiring a “For” or “Withhold” vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation’s management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF was has Computershare’s name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by fax within North America at 1-866-249-7775, outside North America at (+1) 416-263-9524, by mail to 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Computershare’s addresses set out above, the office of the Corporation (Attn: Kim Casswell) at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at DuMoulin Black LLP (Attn: Lucy Schilling), 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada (or by fax to (+1) 604-687-8772) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or of any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder or nominee, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation’s Articles provide that a quorum for the transaction of business at any meeting of Shareholders shall be persons present not being less than two in number and holding or representing not less than 5% per cent of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the opening of a meeting of shareholders, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at September 24, 2018 (the “Record Date”), the Corporation had 88,598,824 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Coeur Mining, Inc.	17,246,176 Common Shares(1)	19.47%

(1)

Coeur Mining, Inc. (“Coeur”) holds an unsecured convertible debenture in the principal amount of US$4,824,513 which automatically converts into Common Shares at future financings (at the future financing price) or asset acquisitions (at the acquisition price) to maintain Coeur’s 19.9% until the outstanding principal is either converted in full or otherwise repaid.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended May 31, 2018) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A.	Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

B.	Compensation Discussion and Analysis

Overview

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock options grants, and restricted share unit grants to the directors, officers, employees and consultants pursuant to the Corporation’s Share Compensation Plan. The Share Compensation Plan assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation’s NEOs. See the section below entitled “Description of Share Compensation Plan” for details.

Compensation Committee

The Compensation Committee consists of E.B. Tucker (Chairman), Lawrence Roulston, and Alex Molyneux, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation’s industry.

Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i)	assist the Corporation in attracting and retaining high caliber executives;

(ii)	align the interests of executives with those of the Shareholders;

(iii)	reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation; and

(iv)	reflect the Corporation’s current state of development, performance and financial status.

Compensation Components

The compensation of the Corporation’s NEOs is comprised primarily of (i) base salary, (ii) short-term incentives in the form of cash bonuses, and (iii) long-term incentives in the form of stock option grants and restricted share unit grants under the Share Compensation Plan.

In establishing levels of compensation, the NEO’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executive officers of other companies of comparable size and development are considered as well as taking into account the financial and other resources of the Corporation.

In assessing compensation levels, the Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Corporation. The other companies of which they are currently a director are identified under the heading “Disclosure of Corporate Governance Practices – Directorships” of this Circular. The purpose of this comparison to similar companies is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Base Salary

The Compensation Committee performs an annual assessment of all NEO compensation levels. The review for each NEO is based on an assessment of factors such as

•	current competitive market conditions;
•	compensation levels within the peer group; and
•	particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and other NEOs.

Short-term Incentives

Awards under the Corporation’s short-term incentive plan are made by way of cash bonuses, which are based on the performance of the executive against predetermined individual performance objectives and the performance of the Corporation against predetermined annual corporate performance objectives. The Compensation Committee recommends, and the Board approves, short-term incentives for each NEO.

The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual short-term incentives for the NEOs.

Long Term Compensation

Long term compensation is paid in the form of grants of stock options and restricted share units. Stock options and restricted share units were granted to NEOs of the Corporation during the last financial year. See the section below entitled “Summary Compensation Table” for details.

Although the Board has not formally evaluated the risks associated with the Corporation’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Corporation’s compensation policies and practices are reasonably likely to have a material impact on the Corporation.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

C.	Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the Corporation’s last three financial years.

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)[5]	Option- Based Awards ($)	Annual Incentive Plans	Long -term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Brett Heath, CEO and President [1,2]	2018 2017 2016	356,143 164,893 N/A	Nil Nil N/A	380,420[6] 341,379[7] N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil 62,042[8] N/A	736,563 568,314 N/A
Tim Gallagher, Former Chairman, CEO and President[1,2]	2018 2017 2016	25,000 142,500 120,000	Nil Nil Nil	24,649[6] 147,431[7] Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000[9] Nil	49,649 319,931 120,000
William Tsang CFO[3]	2018 2017 2016	33,000[4] 500[4] N/A	3,600 Nil N/A	70,456[6] Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	107,056 500 N/A

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)[5]	Option- Based Awards ($)	Annual Incentive Plans	Long -term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Donna McLean Former CFO[3]	2018 2017 2016	N/A 12,000 10,000	N/A Nil Nil	N/A 29,126 Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 41,126 10,000

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Mr. Tsang’s remuneration was paid by Seabord. See “Management Contracts” for a description of the material terms of the Management Services Agreement.

(5)	The value of a share-based award (RSU’s) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.
(6)

The “grant date fair value” of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $0.58, exercise price - $0.58, an option life of 5 years, a risk-free interest rate of 1.80% and a volatility of 74%. See the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on May 31, 2018.

(7)

The “grant date fair value” of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $0.31, exercise price - $0.31, an option life of 5 years, a risk-free interest rate of 0.86% and a volatility of 100%. See the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on May 31, 2017.

(8)	Finder’s fees related to a private placement and share swap
(9)	Commission received for facilitating a financing by directly securing capital for the Corporation.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

D.	Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares under a stock option plan (the “Option Plan”) (option-based awards) and share-based awards held as of the last financial year (May 31, 2018). The closing price of the Common Shares on the TSX Venture Exchange (“TSXV”) on that date was $0.82 per share.

	Option-based Awards				Share-based Awards
Name & Position	Number of securities underlying unexercised options (vested-unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’[2] options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Brett Heath, CEO and President	0 – 300,000[1] 800,000 – 0 200,000 – 0 300,000 – 0 1,166,667 – 0	$0.64 $0.54 $0.58 $0.33 $0.21	03/01/23 07/31/22 03/06/22 11/30/21 07/15/21	0 224,000 711,667 147,000 48,000	N/A	N/A	N/A
William Tsang CFO	0 – 75,000[1] 125,000 - 0	$0.64 $0.54	03/01/23 07/31/22	0 35,000	N/A	N/A	N/A

(1)	The Options shall vest such that 33.33% shall vest after 6 months from date of grant, 33.33% after 12 months from date of grant, and the balance (33.34%) after 18 months from the date of grant.
(2)

Options are “in the money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

The Board’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the NEOs. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Employment and Consulting Agreements

PRESIDENT AND CEO

The Corporation and High Stream Capital LLC (“High Stream”), a private company owned by Brett Heath, have entered into a Consulting Agreement dated August 1, 2018 (the “Heath Agreement”), to provide his services as the Corporation’s President and CEO for a fixed and definite term until May 31, 2021 (the “Term”), unless terminated by either party as expressly provided in the Heath Agreement.

The Heath Agreement provides for the remuneration of High Stream at the rate of US$12,500 per month (the “Base Monthly Salary”) and an additional US$2,000 per month, up to a maximum of US$12,000 per month (the “Monthly Accelerator Fee”), for every CDN$1.0 million increase in projected annualized cash flow for that current year to the Corporation from transactions introduced and completed by Mr. Heath.

The Heath Agreement also provides for the eligibility of High Stream to receive the following annual bonus payments:

a)

a discretionary bonus of an amount equal to up to 50% of the Base Monthly Salary and up to 50% of the Monthly Accelerator Fee, which have been paid to High Stream during the prior completed financial year, subject to an annual maximum payment of US$147,000;

b)

a share price target bonus based on the amount, if any, by which the Share Price (as defined in the Heath Agreement) as of the financial year end exceeds the Share Price of the previous financial year end, subject to a maximum payment of US$127,000;

c)

a shareholder equity target bonus based on the Corporation’s Shareholder Equity (as defined in the Heath Agreement) at the financial year end being greater than certain milestone percentage amounts as set out in the Heath Agreement, subject to an annual maximum amount of US$127,000; and

d)

following completion of the Corporation’s 2018 financial year, a gold equivalent target bonus based on the amount, if any, by which the Gold Equivalent Ounces (as defined in the Heath Agreement) as of the Corporation’s most recently ended financial year end exceeds the Gold Equivalent Ounces as of the Corporation’s previous financial year end.

If the Heath Agreement is terminated without just cause or High Stream resigned for “good reason” (as defined in the Heath Agreement), then High Stream will be entitled to an amount equal to 12 months’ Monthly Base Salary and 12 months’ Monthly Accelerator Fee (based on the amount received for the past 12 months at the time of termination), as well as payment of an amount equal to the total amount received by High Stream in the previous financial year in respect of all bonuses provided for in the Heath Agreement or otherwise. The Heath Agreement also provides for compensation payments to High Stream in event either party terminates the Heath  Agreement for reason of a “change of control” (as defined in the Heath Agreement).

The Corporation has not entered into any other employment or consulting contracts with its other NEOs.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets out the share-based and option-based awards that vested in, and non-equity awards that were earned by, the NEOs during the last financial year.

Name & Position	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards[4] ($)	Share-based awards[5] ($)
Brett Heath CEO and President[1,2]	262,918	Nil	Nil
Tim Gallagher Former Chairman & CEO[1,2]	24,649	Nil	Nil
William Tsang CFO[3]	41,081	3,600	Nil
Donna McLean Former CFO[3]	Nil	Nil	Nil

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards to NEOs” for the “in-the-money” value of these options on May 31, 2018.

(5)	The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards that were exercised during the Corporation’s by the NEOs during the last financial year.

Name & Position	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized[4] ($)
Brett Heath, CEO and President[1,2]	Nil	N/A	N/A	N/A
Tim Gallagher Former Chairman & CEO[1,2] President	250,000 166,667 266,667	0.21 0.36 0.33	10/02/2017 01/02/2018 01/19/2018	100,000 50,000 104,000
William Tsang CFO[3]	Nil	N/A	N/A	N/A
Donna McLean Former CFO[3]	100,000 100,000 33,333	0.21 0.36 0.33	11/21/2017 11/21/2017 11/21/2017	34,000 19,000 7,333

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)	Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

E.	Pension Plan Benefits

The Corporation does not have a pension plan, defined benefits plan, defined contribution plan or deferred compensation plan.

F.	Termination and Change of Control Benefits

Other than described above under ‘Summary Compensation Table – Employment and Consulting Agreements’, the Corporation has not provided or agreed to provide any compensation to any NEOs as a result of a change of control of the Corporation, its subsidiaries or affiliates.

G.	Director Compensation

The following table describes director compensation for non-executive directors for the last financial year.

Name	Fees earned ($)	Share- based awards ($)[3]	Option-based awards[4] ($)	Non-equity incentive plan compensation ($)	Pensi on value ($)	All other Compensation ($)	Total ($)
Charles Beaudry[1]	Nil	7,200	24,649	Nil	Nil	Nil	31,849
Lawrence Roulston	29,166	7,200	176,929	Nil	Nil	Nil	213,295
E.B. Tucker	24,792	7,200	248,961	Nil	Nil	Nil	280,953
Alexander Molyneux[2]	8,750	Nil	58,751	Nil	Nil	Nil	67,501
Frank Hanagarne Jr.[2]	8,125	Nil	58,751	Nil	Nil	Nil	66,876

(1)	Mr. Beaudry resigned as a director of the Corporation on March 1, 2018.
(2)	Mr. Molyneux and Mr. Hanagarne Jr. were appointed as directors of the Corporation on March 1, 2018
(3)	The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.
(4)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the grant date fair value calculated using the Black -Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards to Directors” for the “in-the-money” value of these options on May 31, 2018.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

Outstanding Share-Based and Option-based Awards to Directors

The following table sets out, for each director who is not an officer, the stock options to purchase Common Shares under the Option Plan (option-based awards) and share-based awards held as of the last financial year (May 31, 2018). The closing price of the Common Shares on the TSXV on that date was $0.82 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (vested- unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-mone y’ options [4] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Charles Beaudry[1]	75,000 – 0 25,000 – 0 166,667 – 0 166,667 – 0 100,000 – 0	$0.54 $0.58 $0.33 $0.21 $0.36	07/31/22 03/06/22 11/15/21 07/15/21 02/28/19	21,000 6,000 86,667 101,667 46,000	N/A	N/A	N/A

Lawrence Roulston	0 – 200,000[3] 300,000 – 0 50,000 – 0 83,000 – 0	$0.64 $0.54 $0.58 $0.30	03/01/23 07/31/22 03/06/22 11/15/21	0 84,000 12,000 43,160	N/A	N/A	N/A
E.B. Tucker	0 – 300,000[3] 400,000 - 0 100,000 – 0	$0.64 $0.54 $0.58	03/01/23 07/31/22 03/06/22	0 112,000 24,000	N/A	N/A	N/A
Alexander Molyneux[2] Frank Hanagarne Jr.[2]	0 – 150,000[3] 0 – 150,000[3]	$0.64 $0.64	03/01/23 03/01/23	0 0	N/A N/A	N/A N/A	N/A N/A

(1)	Mr. Beaudry resigned as a director of the Corporation on March 1, 2018.
(2)	Mr. Molyneux and Mr. Hanagarne Jr. were appointed as directors of the Corporation on March 1, 2018.
(3)	The Options shall vest such that 33.33% shall vest after 6 months from date of grant, 33.33% after 12 months from date of grant, and the balance (33.34%) after 18 months from the date of grant.
(4)

Options are “in the money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

The Board’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the directors. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director who is not an officer, the values of all incentive plan awards which vested or were earned during the Corporation’s last completed financial year.

Name	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards [3] ($)	Share-based awards[4] ($)
Charles Beaudry[1]	24,649	7,200	Nil
Lawrence Roulston	98,594	7,200	Nil
E.B. Tucker	131,459	7,200	Nil
Alexander Molyneux[2]	Nil	Nil	Nil
Frank Hanagarne Jr.[2]	Nil	Nil	Nil

(1)	Mr. Beaudry resigned as a director of the Corporation on March 1, 2018.
(2)	Mr. Molyneux and Mr. Hanagarne Jr. were appointed as directors of the Corporation on March 1, 2018.
(3)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under “Share-based and Option-based Awards to Directors” for the “in-the-money” value of these options on May 31, 2018.

(4)	The value of a share-based award (RSU’s) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise(m/d/y)	Aggregate Value Realized[3] ($)
Charles Beaudry[1]	Nil	N/A	N/A	N/A
Lawrence Roulston	Nil	N/A	N/A	N/A
E.B. Tucker	233,333	0.30	02/14/2018	65,333
Alexander Molyneux[2]	Nil	N/A	N/A	N/A
Frank Hanagarne Jr.[2]	Nil	N/A	N/A	N/A

(1)	Mr. Beaudry resigned as a director of the Corporation on March 1, 2018.
(2)	Mr. Molyneux and Mr. Hanagarne Jr. were appointed as directors of the Corporation on March 1, 2018.
(3)	Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

Management Contracts

Pursuant to a management service agreement dated May 15, 2017 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation paid $14,500 per month to Seabord in consideration of Seabord providing office, reception, secretarial, accounting and corporate records services to the Corporation, including the services of the CFO and Corporate Secretary.

Seabord is a private Corporation wholly-owned by Michael D. Winn of Laguna Beach, California.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans[2]
Equity compensation plans approved by shareholders	5,737,501	0.47	1,806,297
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,737,501	0.47	1,806,297

(1)	Assuming outstanding options, warrants, bonus shares, and rights are fully vested.
(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

Description of Share Compensation Plan

Background

The Corporation replaced the Option Plan with a share compensation plan on September 27, 2017 (and was approved by disinterested shareholders of the Corporation on November 2, 2017) (the “Share Compensation Plan”) that provides for the granting of restricted share units (the  “RSUs”) and options to purchase Common Shares (the “Options”).

The Share Compensation Plan is a 10% “rolling” plan pursuant to which the number of Common Shares which may be issued pursuant to RSUs and Options granted under the Share Compensation Plan, and options previously granted under the Option Plan, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant; provided, however, that the total number of RSUs that may be issued under the Share Compensation Plan has been fixed at 1,309,848 RSUs.

Shareholders are being asked at the Meeting to approve and ratify the Share Compensation Plan. Please refer to the section below entitled “Particulars of Matters to be Acted Upon – Ratification of Share Compensation Plan” for details. Shareholders are also being asked at the Meeting to approve an amendment to the Share Compensation Plan to increase to the total number of reserved RSUs issuable under the Share Compensation Plan, from 1,309,848 RSUs to 1,770,806  RSUs. Please refer to the section below entitled “Particulars of Matters to be Acted Upon – Amendment to Share Compensation Plan” for details.

The Share Compensation Plan provides that participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Corporation. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Corporation. Instead, each RSU represents a right to receive one Common Share following the attainment of any vesting criteria determined at the time of the award. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to any vesting criteria determined at the time of the grant.

The following is a summary of the Share Compensation Plan.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Corporation and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Corporation or any officer or employee of any subsidiary of the Corporation and, solely for purposes of the grant of Options, any director of the Corporation or any director of any subsidiary of the Corporation, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Corporation) or Corporation that is not a U.S. Person that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation’s securities; (B) provides the services under a written contract between the Corporation or the affiliate and the individual or the Corporation, as the case may be; (C) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and (D) has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the compensation committee of the Board (the “Compensation Committee”). The Administrators will determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the stock exchange or quotation system where the Common Shares are listed on or through which the Common Shares are listed or quoted (the “Exchange”).

Number of Common Shares Issuance under the Share Compensation Plan

The number of Common Shares that will be available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issued pursuant to options outstanding under the Option Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options will apply as follows:

(a)

the total number of Common Shares issuable under the Share Compensation Plan or any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding, including the RSUs that may be awarded thereunder;

(b)

the total number of Common Shares issuable to any one Participant under the Share Compensation Plan and any other share compensation arrangements of the Corporation in a 12-month period cannot exceed 5% of the Common Shares then outstanding;

(c)

the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding;

(d)

the total number of Common Shares issuable to any one Consultant under the Share Compensation Plan and any other share compensation arrangements of the Corporation within any 12-month period cannot exceed 2% of the Common Shares then outstanding;

(e)

the total number of Common Shares issuable under the Share Compensation Plan and any other share compensation arrangements of the Corporation within a 12-month period to persons retained to provide Investor Relations Activities (defined in the Share Compensation Plan as “activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, subject to certain exclusions listed therein) shall not, at any time, exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to persons providing Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three-month period; and

(f)

the aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Corporation for the sale of the securities) or amount of Common Shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) U.S.$1,000,000; (ii) 15% of the total assets of the Corporation, measured at the Corporation’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares, measured at the Corporation’s most recent balance sheet date.

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. “Discounted Market Price” is defined in the Share Compensation Plan as the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00; and “Market Price” is defined in the Share Compensation Plan as “as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange or quotation system, the Market Price shall be determined in good faith by the Administrators.

With respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Repricing of Options

The Corporation did not make any downward repricing of Options.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance.

The Board recently adopted a written mandate setting out the foregoing obligations and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation.

The Board considers that the following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Lawrence Roulston, E.B. Tucker, Alexander Molyneux, and Frank Hanagarne Jr. The Board considers that Brett Heath, President and CEO of the Corporation, is not independent because he is a member of management.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of the Corporation’s last financial year, the independent directors did not hold any ad hoc meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

Descriptions of Roles

The Board has not established written descriptions of the positions of CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board or the committee.

The Board has not set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Directorships

Some of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuers	Director	Other Issuers
Brett Heath	N/A	Lawrence Roulston	Auramex Resource Corp. (TSXV) Mountain Boy Minerals Ltd. (TSXV) Romios Gold Resources Inc. (TSXV) Thunderstruck Resources Ltd. (TSXV)
E.B. Tucker	N/A	Alexander Molyneux	Argosy Minerals Ltd. (ASX) Azarga Metals Corp. (TSXV) Galena Mining Ltd. (ASX)
Frank Hanagarne Jr.	N/A

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors. However, when new directors are appointed, the Board ensures they are provided with access to relevant corporate and business information on the Corporation’s properties and on director responsibilities. As required, new directors have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers who are experienced in corporate governance and have a good understanding of the Corporation’s business. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•	has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

•	has established a Whistleblower Policy which details complaint procedures for financial concerns.

•	encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

•	is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (“MD&A”) and press releases prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

•	actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the Business Corporations Act (British Columbia) as well as relevant securities regulatory instruments and stock exchange policies, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee has responsibility for identifying individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed of a majority of independent directors, regarding:

In recommending candidates to the Board, the Committee shall first consider such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including

•	independence and potential conflicts of interest,
•	professional experience,
•	personal character,
•	gender,
•	diversity,
•	outside commitments (for example, service on other boards), and
•	particular areas of expertise.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has recently established the following committees. The functions and members of these committees are described below.

Compensation Committee: The Compensation Committee will be responsible for the review of all compensation (including stock options) paid by the Corporation to the Board, executive officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

The Committee consists of three directors, all of whom are independent (outside, non-management) directors (E.B. Tucker – (Committee Chairman), Alexander Molyneux, and Lawrence Roulston). Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation’s industry.

Corporate Governance and Nominating Committee: The Corporate Governance and Nominating Committee will be responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

The Committee consists of three directors, all of whom are independent (outside, non-management) directors (E.B. Tucker – (Committee Chairman), Alexander Molyneux, and Lawrence Roulston).

Assessments

At this time, the Board and the Corporate Governance and Nominating Committee have not established a formal process to regularly assess the Board and its committees with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board, its committees or the individual directors compared to their expectation of performance. In doing so, the contributions of an individual director are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Corporation’s Audit Committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for:

•	recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

•	overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Corporation’s financial reporting.

•	pre-approving all non-audit services to be provided to the Corporation, by the auditor.

•	reviewing the Corporation’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

•

reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Corporation’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Error! Reference source not found. to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the USA other than the over-the-counter market, or a market outside of Canada and the USA) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the TSXV but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent[1]	Financially Literate[2]
Lawrence Roulston (Committee Chairman)	Yes	Yes
E.B. Tucker	Yes	Yes
Frank Hanagarne Jr.	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Lawrence Roulston	Bachelor of Science – Geology University of British Columbia British Columbia

Mr. Roulston is a mining professional with over 35 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of “Resource Opportunities”, an independent investment publication focused on the mining industry. Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate- level training in business.

E.B. Tucker	Bachelor of Science – Business Administration with Area of Study - Finance College of Charleston Charleston, South Carolina USA

Mr. Tucker writes The Casey Report, a monthly investment advisory. Prior to that, Mr. Tucker served as analyst and lead analyst on Stansberry’s Investment Advisory and The Bill Bonner Letter respectively. Mr. Tucker was also a founding partner of KSIR Capital Management, an asset management firm focused on precious metal equities and he also co-founded KSIR Capital, a corporate finance advisory firm focused on the precious metals industry. He holds a B.Sc. in Business Administration with a focus in finance.

Name of Member	Education	Experience
Frank Hanagarne Jr.	Masters – Business Administration University of Nevada Reno, Nevada USA Bachelor of Science – Metallurgical Engineering New Mexico Institute of Mining & Technology Socorro, New Mexico USA	Mr. Hanagarne joined Coeur Mining, Inc. in 2011 after 17 years of service at Newmont Mining. He has held the post of Sr. Vice President and Chief Operating Officer of Coeur Mining since 2013. Mr. Hanagarne served as Sr. Vice President and Chief Financial Officer of Coeur Mining, Inc. from 2011 to 2013. While at Newmont, Mr. Hanagarne managed the royalty portfolio acquired by Newmont (Newmont Capital) from Franco Nevada which included a global distribution of over 200 royalty assets. He led an extensive portion of the effort undertaken to vend the royalty portfolio in 2007 for CAD$ 1.3B through the IPO of Franco Nevada. Mr. Hanagarne also served in responsible positions including Operations, Director of Corporate Development, and as Chief Operating Officer of Valcambi, SA, a precious metal refiner in Switzerland

Complaints

The Audit Committee has recently established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only”. Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

The applicable individual may also email their concern directly to the Corporate Secretary of the Corporation at whistleblower@metallaroyalty.com.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Audit Committee did not receive any complaints during the last completed financial year.

The “Whistleblower Policy” will be reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding

De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit), or

2.	an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees
May 31, 2018	68,670	0	0	0
May 31, 2017	18,800	0	2,000	0

(1)	The aggregate fees billed by the Corporation’s auditor for audit fees.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

(3)	The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice and tax planning.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any executive officer, director or nominee for director, or anyone who has held office as such since the beginning of the Corporation’s last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval and ratification of, and amendment to, the Corporation’s Share Compensation Plan, as detailed in the section below entitled “Particulars of Matters to be Acted Upon”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s MD&A for the last financial year (see the section below entitled “Additional Information”), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board the only matters to be brought before the Meeting are those matters set forth in the Corporation’s Notice of Meeting.

1.	Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this report.

2.	Financial Statements, Audit Report and Management’s Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor’s report thereon, and the MD&A for the year ended May 31, 2018, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3.	Set Number of Directors to be Elected

The Corporation currently has five (5) directors. At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five (5).

4.	Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the constating documents of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[4] During the Past Five Years	Number of Common Shares[5]
Brett Heath California, United States	President & Director since September 1, 2016 CEO since June 16, 2017	President of the Corporation since Sept 2016. Formerly Chairman and CEO of High Stream Corp. from 2015-2016. President of a private streaming Corporation from 2013-2015. Founding principal of KSIR Capital Management, a private asset management firm focused on precious metals from 2009-2013.	2,941,000
Lawrence Roulston[1,2,3] British Columbia, Canada	Director since March 1, 2017	Founder of WestBay Capital Advisors, a private Corporation providing advisory and capital market expertise to the mining industry. President of Quintana Resources Capital, a private Corporation providing advisory services for US private investors. Mining analyst and consultant as well as the editor of Resource Opportunities, an independent publication focused on the mining industry.	78,666
E. B. Tucker[1,2,3] Florida, United States	Director since March 1, 2017	Writer for Strategic Investor, a monthly investment advisory letter. Analyst and lead analyst for Stansberry’s Investment Advisory The Casey Report and The Bill Bonner Letter. Founding partner of KSIR Capital Management, a private asset management firm focused on precious metals.	806,000

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[4] During the Past Five Years	Number of Common Shares[5]
Alexander Molyneux,2,3	Director since March 1, 2018	Mr.Molyneux currently serves as Chief Executive Officer of one of the world largest publicly listed uranium producers, Paladin Energy Ltd. (ASX:PDN) (2015 – present). Mr. Molyneux also currently serves as Non- Executive Chairman of Argosy Minerals Ltd. (ASX:AGY) (2016 – present) and Azarga Metals Corp. (TSXV:AZR) (2016 – present). Mr. Molyneux was previously a Non-Executive Director of Goldrock Mines Corp. (TSXV:GRM) (2012 – 2016) and was CEO and Director of SouthGobi Resources Ltd. (TSX: SGQ) (2009 – 2012), an Ivanhoe Mines Group company	303,000
Frank Hanagarne Jr.[1]	Director Since March 1, 2018	Mr. Hanagarne joined Coeur Mining, Inc. in 2011 after 17 years of service at Newmont Mining. He has held the post of Sr. Vice President and Chief Operating Officer of Coeur Mining since 2013. Mr. Hanagarne served as Sr. Vice President and Chief Financial Officer of Coeur Mining, Inc. from 2011 to 2013.	8,000

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Corporate Governance Committee.
(4)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(5)

The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date not being within the knowledge of the Corporation, has been furnished by the respective directors individually. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

To the best of the Corporation’s knowledge, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that Corporation, or

(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that Corporation but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any Corporation (including the Corporation) that, while acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject, at any time, to any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for the proposed director.

other than as follows:

Mr. Roulston became a director of KBL Mining Ltd. (“KBL”) in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL’s Mineral Hill mine). On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and on September 19, 2016, receivers were appointed. KBL is working on a recapitalization so that it is financially able to continue and re-list its common shares for trading.

The above information has been furnished by the respective proposed directors individually.

5.	Appointment and Remuneration of Auditor

The firm of KPMG LLP, Chartered Professional Accountants (“KPMG”), of 777 Dunsmuir Street, Vancouver, British Columbia, is the auditor of the Corporation. Davidson was first appointed as auditor on August 16, 2017. The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the appointment of KPMG as the auditor of the Corporation for the ensuing year at a remuneration to be approved by the Board.

The Board recommends that Shareholders vote in favour of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the re-election of KPMG LLP, Chartered Professional Accountants, as the Corporation’s auditor.

6.	Ratification of Share Compensation Plan

The Share Compensation Plan is described in more detail in this Circular under the section above entitled “Executive Compensation – Share Compensation Plan”.

The policies of the TSXV require that share compensation plans which reserve for issuance up to  10% (instead of a fixed number) of a listed company’s shares be approved annually by its Shareholders. Therefore, at the Meeting, Shareholders will be asked to consider and approve an ordinary resolution to approve and ratify the Corporation’s Share Compensation Plan.

Following approval of the Share Compensation Plan by the Shareholders, any options or RSUs granted pursuant to the Share Compensation Plan will not require further Shareholder or TSXV approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

The Board recommends that Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Share Compensation Plan.

7.	Amendment to Share Compensation Plan

The Corporation proposes that the total of the reserved RSUs of the Share Compensation Plan be increased from 1,309,847 RSUs to 1,770,806 RSUs. The purpose of the proposed increase is to allow the Corporation to increase the use of the RSU grants in its long-term compensation. As of the Record Date, there were a total of 190,000 RSUs granted under the Share Compensation Plan.

At the Meeting, Shareholders will be asked consider and approve an ordinary resolution of disinterested shareholders to amend the Corporation’s Share Compensation Plan to increase the number of authorized RSUs to be reserved for issuance under this plan. A copy of the Share Compensation Plan will be available for review at the Meeting. Such approval is required under the rules and regulations of the TSXV.

The amendment to the Share Compensation Plan is subject to the approval of the disinterested shareholders of the Corporation. If the Shareholders do not approve the amendment to the Share Compensation Plan, the existing maximum for the Share Compensation Plan will remain in place.

The Share Compensation Plan is described in more detail in this Circular under the section above entitled “Executive Compensation – Share Compensation Plan”.

The Board recommends that disinterested Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Share Compensation Plan.

To be passed, this resolution must be approved by a vote of not less than 50% of the votes cast by disinterested Shareholders at the Meeting, present in person or by proxy. A total of 4,172,666 Shares held by directors and executive officers of the Corporation will be excluded.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website located at www.sedar.com. The Corporation’s financial information is provided in the Corporation’s financial statements and related MD&A for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders may also contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-696-0741) or e-mail (kcasswell@seabordservices.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its financial statements and MD&A which are filed on SEDAR.

DATED this 24th day of September, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed)
KIM C. CASSWELL Secretary

SCHEDULE “A”

CHARTER FOR THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Metalla Royalty & Streaming Ltd. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.	Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the “AC Rules”) unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable AC Rules) from, or be an “affiliated person” (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be “financially sophisticated” in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An “audit committee financial expert” (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C.	Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1.

Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.

Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6.	Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7.

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non- audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13.

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14.

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15.

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16.	Review and approve related party transactions if required under applicable AC Rules.

Manner of Carrying Out its Mandate

17.

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18.	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19.	Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

20.	Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

21.	Make periodic reports to the Board as is necessary or required.

22.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23.	Annually review the Committee’s own performance.

24.	Provide an open avenue of communication between the Auditor and the Board.

25.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.	Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter was approved by the Board of Directors on July 26, 2017.